December 3, 2012

VIA EDGAR

Laura Hatch

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

          RE:    FQF Trust

     File Nos.: 811-22540; 333-173167

Dear Ms. Hatch:

On September 21, 2012, FQF Trust (the “Registrant”) filed Post-Effective Amendment No. 2 (“PEA 2”) to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to register with the QuantShares U.S. High Dividend Absolute Return Fund, the QuantShares U.S. Low Beta Absolute Return Fund, the QuantShares U.S. Relative Value Fund, the QuantShares U.S. Low Beta Fund, the QuantShares U.S. High Quality Fund and the QuantShares U.S. High Momentum Fund (the “Funds”), new series of the Registrant (accession number 0001193125-12-448794).

You provided comments via telephone on November 6, 2012 regarding PEA 2. Those comments and the Registrant’s responses to them are below. The changes to the Fund’s prospectus and statement of additional information (“SAI”) as described below are filed concurrent herewith pursuant to Rule 485(a) under Regulation C under the Securities Act of 1933 and Post-Effective Amendment No. 5 to Registrant’s Registration Statement (“PEA 5”). The Fund’s prospectus and SAI contained in PEA 5 supersedes those in PEA 2. Unless otherwise noted, defined terms have the same meaning ascribed to them in the PEA.

Laura Hatch

File Nos. 811-22540; 333-173167

December 3, 2012

PROSPECTUS COMMENTS

Comments Applicable to all Funds

1.                  It is the Staff’s position, with respect to any index fund, that the name of the index and its salient features should be fully disclosed in the fund’s Rule 485(a) filing so that the Staff can understand the fund’s strategy in connection with its review of the fund’s disclosure. Here, PEA 2 does not identify any Fund’s Index Provider or Target Index) and, with respect to the QuantShares U.S. High Dividend Absolute Return Fund and the QuantShares U.S. Low Beta Absolute Return Fund (the “Absolute Return Funds”), it does not identify the long/short ratios of the Target Indexes. Please explain why this information is not material and therefore may be provided in the Funds’ Rule 485(b) filing under Regulation C or re-file the Funds’ registration statement pursuant to Rule 485(a) under Regulation C.

RESPONSE: With respect to the Staff’s position that the identity of an index fund’s index provider is material information that is necessary for the Staff to understand the fund’s investment strategy, Registrant respectfully disagrees. Generally speaking, the Staff, when reviewing an index fund’s registration statement, does not evaluate the index provider selected for the fund; accordingly, as a normal matter, the Staff would not comment on the identity of a fund’s index provider. While the Staff may legitimately question whether the index provider is an affiliated person of the fund, the Staff does not need to know the identity of the fund’s index provider to do that, as demonstrated here by comment 5 below, in which the Staff sought precisely that information. Thus, while the identity of the Index Provider may be interesting to potential investors in the Funds and therefore may be necessary for the Funds’ sponsor to market the Funds effectively, Registrant does not believe that the identity of the Funds’ Index Provider must be provided in a Rule 485(a) filing. Nevertheless, consistent with the Staff’s comment to identify the long/short ratios of the Target Indexes for the Absolute Return Funds, Registrant is filing PEA 5 pursuant to Rule 485(a) under Regulation C concurrently herewith.

2.                  Please confirm that no Fund is estimated to incur acquired fund fees and expenses (“AFFE”) in excess of 0.01% or revise the fee table(s) to include a caption for AFFE.

RESPONSE: Registrant confirms that no Fund is estimated to incur AFFE in excess of 0.01%.

3.                  In the fee table for each Fund that includes sub-captions under the “Other Expenses” caption (e.g., for Dividend, Interest and Brokerage Expenses for Short Positions), please indent the expenses related to the sub-captions (from the right justification) to clarify that they are included in the Total Other Expenses caption.

Laura Hatch

File Nos. 811-22540; 333-173167

December 3, 2012

RESPONSE: Registrant has revised the fee tables of the Absolute Return Funds consistent with the Staff’s comment.

4.                  With respect to note 2 to the fee table for each Fund, please confirm that the fee waiver and expense reimbursement agreement (“Expense Cap”) described will endure for at least one year from the effective date of each Fund’s registration statement and that the Adviser will not receive repayment of fees and expenses forgone or reimbursed under the agreement if such repayment would cause the Fund’s Operating Expenses to exceed the stated limit.

RESPONSE: Registrant confirms that the Expense Cap for each Fund will be in place for at least one year from the effective date of the Fund’s registration statement and that the Adviser will not be repaid fees waived and expenses reimbursed if such repayment would cause the Fund’s then-current Operating Expenses to exceed the stated cap. For example, if the Board approves an Expense Cap of 1.49% for a Fund, the Adviser would not receive repayment of fees waived and expenses reimbursed under the Expense Cap if such repayment would cause the Fund’s Operating Expenses to exceed 1.49%.

5.                  Please confirm that the Index Provider of each Target Index is not an affiliated person, or an affiliated person of an affiliated person, of the Trust, Funds, Adviser, Distributor or any promoter of the Funds.

RESPONSE: Registrant confirms that the Index Provider of the Target Indexes is not an affiliated person, or an affiliated person of an affiliated person, of the Trust, Funds, Adviser, Distributor or any promoter of the Funds.

6.                  Pursuant to the Funds’ principal investment strategies, each Fund may invest up to 20% of its assets in instruments other than the component securities of its Target Index. PEA 2 states that such instruments are expected to include, among other things, swaps agreements based on the relevant Target Index. Please state how each Fund intends to “cover” any such swap agreements.

RESPONSE: The Fund will cover its exposures under any swap agreements as required by existing Commission guidance, including Investment Company Act Release No. 10666 (1979) and subsequent SEC Staff no-action letters.

Laura Hatch

File Nos. 811-22540; 333-173167

December 3, 2012

7.                  Please note that only the QuantShares U.S. High Dividend Absolute Return Fund identifies as a principal investment risk “Derivatives Risk.” Please confirm that this is appropriate or revise the disclosure accordingly.

RESPONSE: Registrant has included Derivatives Risk disclosure in the principal investment risk disclosure for all of the Funds.

8.                  Please revise each Fund’s Item 4 disclosure regarding Leverage Risk to disclose that, to the extent the Fund uses leverage, the price of the Fund’s shares may be more volatile.

RESPONSE: Registrant has revised each Fund’s Item 4 disclosure consistent with the Staff’s comment.

9.                  In the Funds’ Item 9 disclosure, in the second paragraph under More Information About Principal Investment Strategies (Absolute Return Funds Only) and More Information About Principal Investment Strategies (Long Funds Only), please provide examples of “factors.”

RESPONSE: Registrant has revised the Funds’ Item 9 disclosure consistent with the Staff’s comment by inserting, “Examples of investment factors include dividends, beta and momentum.”

Comments Applicable to the Absolute Return Funds

10.              It is the Staff’s position that, consistent with Rule 35d-1 under the Investment Company Act of 1940 (“Act”), that the QuantShares U.S. High Dividend Absolute Return Fund must invest 80% of its assets in “high dividend” securities and the QuantShares U.S. Low Beta Absolute Return Fund must invest 80% of its assets in “low beta” securities.

RESPONSE: Since the Absolute Return Funds are index-based exchange-traded funds, they are subject to the terms of their exemptive order and the terms of the related exemptive application, which was extensively negotiated with the SEC’s exemptive staff. That exemptive application provides, as relevant to the Absolute Return Funds:

Laura Hatch

File Nos. 811-22540; 333-173167

December 3, 2012

Each [Fund] will establish (i) exposures equal to approximately 100% of the long positions specified by the [applicable] Index and (ii) exposures equal to approximately 100% of the short positions specified by the [applicable] Index. With respect to a [Fund’s] long position, each Fund expects to hold long positions in Component Securities from the long portion of the [applicable] Index.  With respect to a [Fund’s] short position, each Fund expects to hold short positions in Component Securities from the short portion (“Short Positions”) of the [applicable] Index.  Each [Fund] will invest at least 80% of its total assets in the Component Securities (including Depositary Receipts and TBA Transactions), including Short Positions, of the [applicable] Index.1

As required by these terms, the Absolute Return Funds’ principal investment strategies disclose that each Fund will track the performance of its target index by investing at least 80% of its net assets (plus borrowings for investment purposes) in common stock, including the short positions, in the relevant index.

Registrant respectfully disagrees that the Names Rules requires the Funds to have different 80% policies than proposed. We have reviewed the adopting release2 and the related FAQs for the Names Rule, and there is no discussion of “high dividend” or “low beta” as names that implicate the Names Rule. Further, these terms connote the strategy pursued by the Target Index and thus the Absolute Return Funds, while the Names Rule focuses on names suggesting the types of investments to be made by the fund (i.e., a fund with stock in the name would be expected to make investments in stocks, while a name with “bonds” in the names would be expected to make investments in bonds). Names suggesting a strategy are outside the purview of the Names Rule.3

The Adopting Release for the Names Rule does state that: “Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.” The Funds do precisely this. The only difference between the Target Indexes of the Absolute Return Funds and more traditional indexes is that they include short positions and, therefore, in calculating compliance with the 80% requirement, the Absolute Return Funds count short positions they hold that are designated by their Target Indices. Thus, the Funds fully comply with the noted statement in the Adopting Release and Registrant has not made changes to the Funds’ 80% policies.

1 In the Matter of FQF Trust, FFCM LLC and Foreside Fund Services LLC, File No. 812-13741 (filed July 8, 2011) (emphasis added).

2 Investment Company Act Release No. 24828 Feb. 1, 2001) (the “Adopting Release”).

3 See e.g., Frequently Asked Questions About Rule 35d-1 (Question 9 response, stating, “Rule 35d-1 would not apply to the use of the term “income” where that term suggests an investment objective or strategy rather than a type of investment”).

Laura Hatch

File Nos. 811-22540; 333-173167

December 3, 2012

11.              Please confirm that the weight of long and short positions in each Absolute Return Fund will match those of the relevant Fund’s Target Index. Thus, for example, if the weight of the long positions in the Target High Dividend Index is 100% and the weight of the short positions in the Index is 50%, the QuantShares U.S. High Dividend Absolute Return Fund will likewise have 100% exposure to the long positions identified by the Index and 50% exposure to the short positions identified by the Index.

RESPONSE: Registrant confirms that each Absolute Return Fund will have the same long and short weightings as its Target Index.

12.              The last sentence of the first paragraph of each Absolute Return Fund’s principal investment strategies states that the Fund seeks absolute returns “by tracking an index whose long and short components are weighted so that volatility of the long components is approximately equal to that of the short components.” Please explain the relevance of volatility to the strategy and discuss the reason for and/or the effect of weighting the long and short components as described.

RESPONSE: Volatility is relevant to the Target Index’s composition and (therefore to the Fund’s strategy) because unless the Target Index (and the Fund) are composed pursuant to rules that effectively cancel out the effect of market volatility on Index (and Fund portfolio) performance, then market volatility rather than the identified investment factor – such as beta and dividends – could be the main driver of Fund performance. In developing the Target Indexes for the Absolute Return Funds, the weighting of the long and shorts was determined by the index provider based on the historical average volatilities on the long and short securities.

13.              In the Absolute Return Funds’ Item 9 disclosure, under More Information About Fees and Expenses, revise the heading in the table to provide “Total Estimated Annual Fund Operating Expenses, Excluding Dividend, Interest and Brokerage Expenses for Short Positions After Fee Waiver and Expense Reimbursement.”

RESPONSE: Registrant has reconsidered the purpose of the table, and determined it does not provide useful disclosure and deleted the table in its entirety.

Comments Applicable to the QuantShares U.S. Low Beta Absolute Return Fund

14.              The second paragraph of the Fund’s principal investment strategies states, “Beta measures the relative volatility of the value of a security’s price compared with the volatility of a market index based on historical market index data.” Please confirm supplementally that this statement is a general definition of the term “beta” or clarify that this definition is unique to this Fund by, among other things, disclosing the historical market index being used to calculate beta.

Laura Hatch

File Nos. 811-22540; 333-173167

December 3, 2012

RESPONSE: Registrant confirms that this sentence provides a general definition of the term “beta,” which is not unique to the Fund. Registrant also notes that the historical market index used to calculate the beta of the component securities in the Target Index is disclosed in the same paragraph.

15.              Please consider revising the Low Beta Risk risk disclosure in Items 4 and 9 to state the period of time of which beta is measured for the Fund (i.e., the last 12 months). Please make a conforming change in the Item 4 disclosure for the QuantShares U.S. Low Beta Fund.

RESPONSE: Registrant has revised the Funds’ Low Beta Risk risk disclosure consistent with the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

16.              Because the Board is not led by a trustee who is not an interested person of the Trust and Adviser (“Independent Trustee”), Registrant must disclose in its Board Structure disclosure (on page 26) whether the Board includes a lead Independent Trustee and, if so, what role such person plays.

RESPONSE: Registrant has revised the Board Structure disclosure to clarify that a lead Independent Trustee has not been appointed.

17.              On page 28, under INFORMATION ABOUT ADVISER, disclose whether the Portfolio Managers of the Funds currently own any shares of them. Even if the Portfolio Managers do not own shares because the Funds are newly registered, disclosure to that effect is required.

RESPONSE: Registrant has revised the disclosure under INFORMATION ABOUT ADVISER to state that the Portfolio Managers do not currently own shares of the Funds.

* * *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

Laura Hatch

File Nos. 811-22540; 333-173167

December 3, 2012

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to call me at (202) 778-9475 or Kurt Decko at (415) 249-1053.

Very truly yours,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc: Ronald C. Martin, Jr.

FFCM, LLC

Kurt J. Decko

K&L Gates LLP